(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: April 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

This notification relates to the omission from the Company’s Form 10-K for the year ended April 30, 2005 of an auditor’s report for the Company’s financial statements for the period from August 14, 2002 (date of reorganization) to April 30, 2003.

PART I — REGISTRANT INFORMATION

Sheffield Steel Corporation
Full Name of Registrant

Former Name if Applicable

220 N. Jefferson Street
Address of Principal Executive Office (Street and Number)

Sand Springs, Oklahoma 74063
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sheffield Steel Corporation (the “Company) is unable to include the auditor’s report with respect to the Company’s consolidated statements of operations, stockholders’ deficit and other comprehensive loss and cash flows for the period from August 14, 2002 (date of reorganization) to April 30, 2003 (the “2003 Period”) in its Annual Report on Form 10-K for the fiscal year ended April 30, 2005 (the “2005 Form 10-K”) by its due date because KPMG LLP, the Company’s predecessor auditor, has refused to reissue its auditor’s report on those financial statements for inclusion in the 2005 Form 10-K. As recently as March 2005 and on several other occasions, KPMG has issued their unqualified opinion on the financial statements for the 2003 Period, which did not contain an adverse opinion or disclaimer of accounting principles. KPMG has informed the Company that its refusal to consent to the inclusion of its audit report in the 2005 Form 10-K is based on delivery of a letter from the Company outlining a malpractice claim by pension plans administered by the Company against KPMG in connection with services performed by KPMG in 2003 that were unrelated to any audit services provided to the Company. Despite the fact that the claims are unrelated to audit services performed on behalf of the Company, KPMG claims that the allegations in this letter compromise its independence. In addition, KPMG’s audit of the pensions plans that are the subject of the dispute overlapped the 2003 Period by only four and a half months (from August 14, 2002 to December 31, 2002). The Company is not aware of any subsequent events, transactions or other matters that may have affected the previous financial report consented to by KPMG for inclusion in a Registration Statement filed by the Company in March 2005. The Company remains in discussions with KPMG regarding obtaining its consent and is currently investigating alternatives for obtaining a reaudit of the 2003 Period. The Company is also making a request to the Commission for relief from the requirement that the auditor’s report for the 2003 Period be included in the 2005 Form 10-K on the grounds that the expense to the Company of obtaining a reaudit is unduly burdensome in relation to the benefit to investors.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen R. Johnson	(918)	241-6553
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sheffield Steel Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 15, 2005	By:	/s/ Stephen R. Johnson
Stephen R. Johnson
Chief Financial Officer
Principal Accounting Officer